================================================================================
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                             ______________________
                                   FORM 11-K
(Mark One)
[ x ]   ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
        SECURITIES EXCHANGE ACT OF 1934 [FEE REQUIRED]

For the fiscal year ended December 31, 1993

                                       OR

[   ]   TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
        EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

For the transition period from _________________ to ___________________

Commission file number 1-10028


                  ____________________________________________


                     THE KETEMA SAVINGS AND INVESTMENT PLAN
                            (Full title of the plan)

                                  KETEMA, INC.
                                (Name of issuer)


     501 S. Cherry Street, Suite 600
     Denver, Colorado                                80222
     (Address of principal executive offices)        (Zip Code)

The Ketema Savings and
Investment Plan

Report and Financial Statements
- - - - - ------------------------------------------------------------------------------


                               TABLE OF CONTENTS
                               -----------------


                                                                            Page
                                                                            ----
Financial Statements:

         Report of Independent Auditors.............................           1

         Statement of Net Assets Available for Plan Benefits
           at December 31, 1993 and 1992.............................          2

         Statement of Changes in Net Assets Available for Plan
          Benefits for the years ended December 31, 1993, 1992,
          and 1991...................................................          3

         Notes to Financial Statements...............................       4-12

Supplementary Schedules:*

         Schedule of Assets Held for Investment
           as of December 31, 1993................................... Schedule I

         Schedule of Reportable Transactions for the
           Year Ended December 31, 1993..............................Schedule II

* Other schedules required by Section 2520.103-10 of the Department of Labor Rules and Regulations for Reporting and Disclosure under ERISA have been omitted because they are not applicable.

                         Report of Independent Auditors


The Administrative Committee
The Ketema Savings and Investment Plan

We have audited the accompanying statements of net assets available for plan benefits of the Ketema Savings and Investment Plan as of December 31, 1993 and 1992, and the related statements of changes in net assets available for plan benefits for each of the three years in the period ended December 31, 1993. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Ketema Savings and Investment Plan at December 31, 1993 and 1992, and the changes in net assets available for plan benefits for each of the three years in the period ended December 31, 1993, in conformity with generally accepted accounting principles.

As discussed in Note 6 to the financial statements, in 1992 the Plan changed its method of accounting for amounts payable to withdrawing participants to comply with recently issued guidance for accounting and disclosure by employee benefit plans.

Our audits were made for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedules of assets held for investment purposes as of December 31, 1993, and reportable transactions for the year then ended, are presented for purposes of complying with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, and are not a required part of the financial statements. The supplemental schedules have been subjected to the auditing procedures applied in our audit of the 1993 financial statements and, in our opinion, are fairly stated in all material respects in relation to the 1993 financial statements taken as a whole.


                                             /s/ Ernst & Young
                                                 ERNST & YOUNG

Denver, Colorado
June 22, 1994

The Ketema Savings and
Investment Plan

Statement of Net Assets Available for Plan Benefits                       Page 2
- - - - - --------------------------------------------------------------------------------

                                                                December 31,
                                                        ------------------------
                                                           1993         1992
                                                        -----------  -----------
ASSETS
- - - - - ------
Investments, at fair value:
  Guaranteed investment contracts                       $11,610,938  $11,684,904
  Windsor fund (cost $3,667,233 and $3,728,038)           3,912,072    3,702,612
  Wellington fund (cost $353,913)                           351,864           --
  Cash value of life insurance                              251,100      286,944
  Ametek Inc. common stock (cost $77,539 and $134,116)       73,529      169,585
  Ketema Inc. common stock (cost $28,525 and $14,360)        27,247       10,912
  Short-term investment fund                                 85,970       29,418
                                                        -----------  -----------
         Total investments                               16,312,720   15,884,375

Contributions receivable from participants                  186,444          767
Employee loans receivable                                 1,089,872    1,082,005
Employer contribution receivable                            242,497           --
                                                        -----------  -----------
                                                         17,831,533   16,967,147
                                                        -----------  -----------


LIABILITIES
- - - - - -----------
Due to employer                                              20,732       63,723
Liability for insurance contribution                          2,893          767
                                                        -----------  -----------
         Total liabilities                                   23,625       64,490

         Net assets available for plan benefits         $17,807,908  $16,902,657
                                                        ===========  ===========



               See accompanying notes to financial statements

The Ketema Savings and
Investment Plan

Statement of Changes in Net Assets Available for Plan Benefits       Page 3
- - - - - ---------------------------------------------------------------------------


                                                        December 31,
                                           -------------------------------------
                                              1993         1992         1991
                                           -----------  -----------  -----------
Net assets were provided by:
  Participant contributions                $ 2,172,940  $ 2,281,172  $ 2,261,195
  Employer contributions                       238,581      255,581      278,194
  Interest and dividends                     1,281,205    1,294,494    1,377,034
  Net realized and unrealized gain on
   investments                                 391,357      349,877      446,792
                                           -----------  -----------  -----------
                                             4,084,083    4,181,124    4,363,215
                                           -----------  -----------  -----------

Net assets were used for:
  Withdrawals and terminations               3,139,584    3,394,166    1,443,057
  Insurance premiums                            39,248       45,367       59,106
                                           -----------  -----------  -----------
                                             3,178,832    3,439,533    1,502,163
                                           -----------  -----------  -----------

     Net increase in net assets                905,251      741,591    2,861,052

Net assets available for plan benefits:
  Beginning of year                         16,902,657   16,161,066   13,300,014
                                           -----------  -----------  -----------

  End of year                              $17,807,908  $16,902,657  $16,161,066
                                           ===========  ===========  ===========





                 See accompanying notes to financial statements

The Ketema Savings and
Investment Plan

Notes to Financial Statements                                        Page 4
- - - - - ---------------------------------------------------------------------------

1.  Description of the Plan

    The following description of the Ketema Savings and Investment Plan (the "Plan") is provided for general information purposes only. Participants should refer to the Plan document for more complete information. During 1993 the Plan was amended to provide among other things, participants with the option of investing in the Wellington Fund and the Ketema Stock Fund.

    The Plan is a tax-deferred savings plan which provides eligible employees of Ketema, Inc. (the "Company") an opportunity to invest a portion of their compensation in one or a combination of investment options (described in Note 3). Participants may contribute from a minimum of 1% of compensation, as defined, to a maximum of 14% of compensation subject to limitations under the Internal Revenue Code (the "Code"). Participants are fully vested at all times in their contributions to the Plan.

    The Company makes annual contributions on behalf of participating employees equal to $50, if the employee is a contributing participant during the last month of the year, plus 20% of contributions not to exceed 5% of gross compensation and limited to a maximum of $700. Three years of service are required to be fully vested in Company contributions. Forfeitures are utilized as a reduction of future Company contributions.

    If a participant terminates employment with the Company, for any reason, he or she may receive an immediate lump-sum distribution or may elect to commence distribution at or after age 65, but no later than age 70-1/2. When a participant attains age 59-1/2, or upon demonstrated financial hardship while still an employee, he or she can elect to withdraw an amount equal to the value of his/her non-forfeitable accounts. The Plan allows participants to borrow funds from their accounts, subject to certain limitations.

    While the Company has not expressed any intent to terminate the Plan, it is free to do so at any time. In the event of termination, each participant will receive the value of his/her separate accounts. Participants' collective accounts are represented by the Plan's net assets available for plan benefits as shown in the accompanying financial statements.

2.  Summary of significant accounting policies

    Basis of financial statements
    -----------------------------

    The accompanying financial statements have been prepared on the accrual basis of accounting. Purchases and sales of investments are reflected on trade dates. Gains and losses on sales of investments are based on the average cost of the investments. Dividend income is recorded on the ex-dividend date. Income from other investments is recorded as earned.

The Ketema Savings and
Investment Plan

Notes to Financial Statements                                             Page 5
- - - - - --------------------------------------------------------------------------------

2. Summary of significant accounting policies (continued):

   Investment valuation:
   ---------------------
   Investments in the Equity Fund, the Balanced fund, the Ametek and the Ketema Common Stock Funds are stated at market value based upon closing market quotes on the last business day of the Plan year. The Fixed Income Fund and the short-term investment fund (the "Unallocated Fund") are stated at cost plus accrued interest. The Life Insurance Contracts are carried at the cash value of such policies at year-end.


3. Investment programs

   Chemical Bank serves as Trustee for the Plan. Each Participant may elect to have his account invested (up to certain specified limits) in one or a combination of the following investment options:

   The Fixed Income Fund:
   ---------------------
   The assets of the Fixed Income Fund are presently invested in a trust which holds guaranteed investment contracts ("GIC's"). Interest is credited to the participants' accounts at the negotiated contract rates which range from 5.11% to 9.31%. No direct commissions, fees or other charges are assessed against the accounts invested in this Fund.

   Contracts held at December 31, 1993 and 1992 are as follows:

                                                         1993         1992
                                                      -----------  -----------
     Bankers Trust Company                            $ 1,122,443  $ 2,458,317
     Metropolitan Life Insurance Company                2,524,812    3,320,896
     Prudential Insurance Company                       5,036,472    4,721,356
     Connecticut Mutual Life Insurance Company "A"        537,123    1,184,335
     Provident National Assurance Company               2,390,088           --
                                                      -----------  -----------

                                                      $11,610,938  $11,684,904
                                                      ===========  ===========

   The Equity Fund:
   ---------------
   The assets of the Equity Fund are presently invested in shares of the Vanguard Windsor Fund ("Windsor Fund") , an open-end mutual fund investing primarily in common stocks. Shares in this fund are purchased at the net asset value of the fund. No direct commissions, fees or other charges are assessed against the account invested in this fund. There is no known concentrations by activity, region or economic characteristic within this investment account.

The Ketema Savings and
Investment Plan

Notes to Financial Statements                                             Page 6
- - - - - --------------------------------------------------------------------------------

3. Investment programs (continued):

   The Balanced Fund:
   ------------------
   The assets of the Balanced Fund are presently invested in shares of the Vanguard Wellington Fund ("Wellington Fund"), an open-end mutual fund investing 60%-70% of its assets in common stocks and the remainder in corporate and government bonds. Shares in this Fund are purchased at the net asset value of the Fund. No direct commissions, fees or other charges are assessed against the account invested in this Fund. There is no known concentrations by activity, region or economic characteristic within this investment account.

   Life Insurance Contracts:
   ------------------------
   Insurance contributions are presently used to purchase life insurance policies underwritten by First Colony Life Insurance Company of Lynchburg, Virginia. Commissions paid on the policies are charged directly against each participant's insurance account. In accordance with the Plan, a participant may not make an initial investment election to this Fund. Only participants with rollover accounts from Ametek, Inc. (The former owner of certain businesses which were transferred to Ketema, Inc.) were permitted in the Fund.

   Ametek Common Stock Fund:
   ------------------------
   The assets of the Ametek Common Stock Fund are invested in shares of Ametek's common stock which were transferred to the Plan from The Ametek Savings and Investment Plan on March 1, 1989. Cash dividends paid on the common stock are reinvested in additional shares of common stock. Brokerage commissions paid are charged against accounts invested in this Fund. In accordance with the Plan, a participant may not make an initial investment election to the Ametek fund. Only participants with rollover accounts from Ametek, Inc. were permitted in this fund. No additional purchases of this stock is permitted other than the initial rollover described above. Once stock has been sold or transferred to another fund, there can be no subsequent purchases or transfers into this fund.

   Ketema, Inc. Common Stock Fund:
   ------------------------------
   The assets of the Ketema Common Stock Fund are invested in shares of the Company's common stock. Cash dividends paid on the common stock are reinvested in additional shares of common stock. Brokerage commissions paid are charged against accounts invested in this Fund.

   Other Comments:
   --------------
   A participant may change his or her investment allocations at the beginning of each calender quarter. In addition, the Plan, as amended, permits a participant, at any time, to completely discontinue contributions on a prospective basis.

The Ketema Savings and
Investment Plan

Notes to Financial Statements                                             Page 7
- - - - - --------------------------------------------------------------------------------

3. Investment programs (continued):

   The Trustee invests, on a temporary basis, in money market investments, the portion of employer and employee contributions awaiting allocation to the investment options chosen by participants in the Unallocated Fund.

   The approximate number of participants in each fund at December 31, 1993 and 1992 were as follows:

                                         1993     1992
                                         ----     ----
       Fixed Income Fund                  795      839
       Windsor Fund                       419      405
       Wellington Fund                    121       --
       Life Insurance Contracts           120       99
       Ametek Common Stock Fund            69      105
       Ketema Common Stock Fund           127      116

   Fund participant totals include participants electing investment in more than one fund.


4. Federal income tax status

   The Internal Revenue Service ("IRS") informed the Administrator on February 2, 1994, that the Plan, as restated effective July 1, 1993, qualifies under
   Section 401(a) of the Code and the Plan is therefore exempt from federal income taxes. Subsequent amendments to the Plan have not been submitted to the IRS for determination as to qualification; however, the administrator believes the Plan, as amended, continues to be qualified under Section 401(a) of the Code and is exempt from federal income tax.


5. Expenses

   The expenses of administering the Plan are payable from the trust funds unless Ketema, Inc. elects to pay such expenses. For the years ended December 31, 1993, 1992 and 1991, Ketema, Inc. elected to pay such expenses directly.

The Ketema Savings and
Investment Plan

Notes to Financial Statements                                            Page 8
- - - - - -------------------------------------------------------------------------------

6.  Change in accounting method

   In 1992, the Plan changed its method of accounting for amounts due to former employees to comply with recently issued guidance for accounting and disclosure by employee benefit plans. The new method was applied retroactively, and accordingly, the statement of changes in net assets available for plan benefits for the year ended December 31, 1991 has been restated. As a result of the change, net assets available for plan benefits are increased $692,454, $293,911 and $226,403 at December 31, 1993, 1992
   and 1991, respectively. The following represent amounts which would previously have been reported as amounts owed to former employees.

The increase by fund is as follows:                     December 31,
                                               ----------------------------
                                                 1993      1992      1991
                                               --------  --------  --------
   Fixed Income Fund                           $395,701  $230,074  $181,704
   Windsor Fund                                 239,052    59,712    31,524
   Wellington Fund                               54,110        --        --
   Life Insurance Contracts                          --        --        --
   Ametek Common Stock Fund                       3,078     3,910    12,466
   Ketema Common Stock Fund                         513       215       709
                                               --------  --------  --------
     Total                                     $692,454  $293,911  $226,403
                                               ========  ========  ========

   Amounts owed to former employees are reflected as liabilities in the Plan's Form 5500.


7. Differences Between Financial Statements and Form 5500

   The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

                                                        December 31,
                                                 -------------------------
                                                    1993           1992
                                                 -----------   -----------
  Net assets available for benefits
   per the financial statements                  $17,807,908   $16,902,657
  Amounts allocated to withdrawn
   participants                                     (692,454)     (293,911)
                                                 -----------   -----------
  Net assets available for benefits per
   the Form 5500                                 $17,115,454   $16,608,746
                                                 ===========   ===========


The Ketema Savings and
Investment Plan

Notes to Financial Statements                                             Page 9
- - - - - --------------------------------------------------------------------------------

7. Differences Between Financial Statements and Form 5500 (continued):

   The following is a reconciliation of benefits paid to participants per the financial statements to the Form 5500:

                                                    Year Ended
                                                   December 31,
                                                       1993
                                                   ------------
  Benefits paid to participants per the
   financial statements                              $3,139,584
  Add: Amounts allocated to withdrawn
   participants at December 31, 1993                    692,454
                                                     ----------
  Benefits paid to participants per the
   Form 5500                                         $3,832,038
                                                     ==========

   Amounts allocated to withdrawn participants are recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to year-end but not yet paid.


8. Summary of Financial Data

   The following are summaries of Plan financial data, along with other Plan investment information maintained by the Plan Administrator:

The Ketema Savings and
Investment Plan

Notes to Financial Statements                                            Page 10
- - - - - --------------------------------------------------------------------------------

Statement of Net Assets Available for Plan Assets by Fund

At December 31, 1993:

                                                                                    Ametek     Ketema
                                     Fixed       Equity/    Balanced/     Life      Common     Common
                                    Income       Windsor    Wellington  Insurance    Stock     Stock
ASSETS                               Fund          Fund       Fund      Contracts    Fund       Fund     Unallocated     Total
- - - - - ------                            -----------   ----------  ---------- ----------  --------   --------   -----------   -----------
Investments, at fair  value:
 Guaranteed investment contracts  $11,610,938           --         --         --         --         --            --   $11,610,938
 Windsor fund                              --   $3,912,072         --         --         --         --            --     3,912,072
 Wellington fund                           --           --   $351,864         --         --         --            --       351,864
 Cash value of life insurance              --           --         --   $251,100         --         --            --       251,100
 Ametek Inc. common stock                  --           --         --         --   $ 73,529         --            --        73,529
 Ketema, Inc. common stock                 --           --         --         --         --   $ 27,247            --        27,247
 Short-term investment fund                --           --         --         --         --      6,670   $    79,300        85,970
                                  -----------   ----------   --------   --------   --------   --------   -----------   -----------
   Total investments               11,610,938    3,912,072    351,864    251,100     73,529     33,917        79,300    16,312,720

Contributions receivable from
 participants                         113,437       52,936     12,418      2,893         --      4,760            --       186,444
Employee loans receivable             828,302      217,975     43,595         --         --         --            --     1,089,872
Employer contribution receivable      161,265       61,324     13,827         --         --      6,081            --       242,497
Interfund accounts                   (146,452)     217,512      3,376         --      5,077       (213)      (79,300)           --
                                  -----------   ----------   --------   --------   --------   --------   -----------   -----------
   Total assets                    12,567,490    4,461,819    425,080    253,993     78,606     44,545            --    17,831,533
                                  -----------   ----------   --------   --------   --------   --------   -----------   -----------

LIABILITIES
- - - - - -----------
Due to employer                        15,062        5,075        456         --         95         44            --        20,732
Liability for insurance
 contribution                              --           --         --      2,893         --         --            --         2,893
                                  -----------   ----------   --------   --------   --------   --------   -----------   -----------
   Total liabilities                   15,062        5,075        456      2,893         95         44            --        23,625
                                  -----------   ----------   --------   --------   --------   --------   -----------   -----------
   Net assets available for plan
    benefits                      $12,552,428   $4,456,744   $424,624   $251,100   $ 78,511   $ 44,501            --   $17,807,908
                                  ===========   ==========   ========   ========   ========   ========   ===========   ===========


At December 31, 1992:

ASSETS
- - - - - ------
Investments, at fair value:
 Guaranteed investment contracts  $11,684,904           --         --         --         --         --            --   $11,684,904
 Windsor fund                              --   $3,702,612         --         --         --         --            --     3,702,612
 Wellington fund                           --           --         --         --         --         --            --            --
 Cash value of life insurance              --           --         --   $286,944         --         --            --       286,944
 Ametek Inc. common stock                  --           --         --         --   $169,585         --            --       169,585
 Ketema, Inc. common stock                 --           --         --         --         --   $ 10,912            --        10,912
 Short-term investment fund                --           --         --         --         --         --   $    29,418        29,418
                                  -----------   ----------   --------   --------   --------   --------   -----------   -----------
   Total investments               11,684,904    3,702,612         --    286,944    169,585     10,912        29,418    15,884,375

Contributions receivable from
 participants                              --           --         --        767         --         --            --           767
Employee loans receivable             919,704      162,301         --         --         --         --            --     1,082,005
Interfund accounts                    (95,774)     120,723         --         --      6,764     (2,295)      (29,418)           --
                                  -----------   ----------   --------   --------   --------   --------   -----------   -----------
   Total assets                    12,508,834    3,985,636         --    287,711    176,349      8,617            --    16,967,147
                                  -----------   ----------   --------   --------   --------   --------   -----------   -----------
LIABILITIES
- - - - - -----------
Due to employer                        45,281       18,442         --         --         --         --            --        63,723
Liability for insurance
 contribution                              --           --         --        767         --         --            --           767
                                  -----------   ----------   --------   --------   --------   --------   -----------   -----------
   Total liabilities                   45,281       18,442         --        767         --         --            --        64,490
                                  -----------   ----------   --------   --------   --------   --------   -----------   -----------
   Net assets available for plan
    benefits                      $12,463,553   $3,967,194         --   $286,944   $176,349   $  8,617            --   $16,902,657
                                  ===========   ==========   ========   ========   ========   ========   ===========   ===========


The Ketema Savings and
Investment Plan

Notes to Financial Statements                                            Page 11
- - - - - --------------------------------------------------------------------------------

Statement of Changes in Net Assets Available for Plan Assets By Fund

Year ended December 31, 1993:

                                                                                           Ametek        Ketema
                                       Fixed        Equity/      Balanced/      Life       Common        Common
                                      Income        Windsor      Wellington   Insurance    Stock          Stock
                                       Fund          Fund           Fund      Contracts     Fund          Fund        Total
                                   -----------    ----------    ----------    --------    ---------     --------   -----------
Net assets were provided by:
Participant contributions          $ 1,429,742    $  612,184      $ 68,175    $ 36,650           --     $ 26,189   $ 2,172,940
Employer contributions                 158,686        60,073        13,829          --    $    (36)        6,029       238,581
Interest and dividends                 924,863       307,082        19,801      26,090        3,369           --     1,281,205
Net realized and unrealized gain
 (loss) on investments                      --       428,789       (6,334)          --     (30,979)        (119)       391,357
                                   -----------    ----------    ----------    --------    ---------     --------   -----------
                                     2,513,291     1,408,128        95,471      62,740     (27,646)       32,099     4,084,083
                                   -----------    ----------    ----------    --------    ---------     --------   -----------
Net assets were used for:
Withdrawals and terminations         2,323,076       610,120        99,740      59,336       44,227        3,085     3,139,584
Insurance premiums                          --            --            --      39,248           --           --        39,248
                                   -----------    ----------    ----------    --------    ---------     --------   -----------
                                     2,323,076       610,120        99,740      98,584       44,227        3,085     3,178,832
                                   -----------    ----------    ----------    --------    ---------     --------   -----------

 Net increase (decrease) in net
  assets                               190,215       798,008       (4,269)    (35,844)     (71,873)       29,014       905,251

 Interfund transfers increase
  (decrease)                         (101,340)      (308,458)      428,893          --     (25,965)        6,870            --

Net assets available for plan
 benefits:
 Beginning of year                  12,463,553     3,967,194            --     286,944      176,349        8,617    16,902,657
                                   -----------    ----------    ----------    --------    ---------     --------   -----------

 End of year                       $12,552,428    $4,456,744      $424,624    $251,100     $ 78,511     $ 44,501   $17,807,908
                                   ===========    ==========    ==========    ========    =========     ========   ===========


Year ended December 31, 1992:

Net assets were provided by:
Participant contributions          $ 1,668,274    $  566,294            --    $ 46,604           --           --   $ 2,281,172
Employer contributions                 194,336        61,245            --          --           --           --       255,581
Interest and dividends               1,000,744       256,767            --      28,919     $  8,064           --     1,294,494
Net realized and unrealized gain
 on investments                             --       321,365            --          --       25,306        3,206       349,877
                                   -----------    ----------    ----------    --------    ---------     --------   -----------
                                     2,863,354     1,205,671            --      75,523       33,370        3,206     4,181,124
                                   -----------    ----------    ----------    --------    ---------     --------   -----------

Net assets were used for:
Withdrawals and terminations         2,532,342       788,590            --      34,575       35,200        3,459     3,394,166
Insurance premiums                          --            --           --      45,367           --           --        45,367
                                   -----------     ---------    ----------    --------    ---------     --------   -----------
                                     2,532,342       788,590            --      79,942       35,200        3,459     3,439,533
                                   -----------     ---------    ----------    --------    ---------     --------   -----------

 Net increase (decrease) in net
  assets                               331,012       417,081            --     (4,419)      (1,830)        (253)       741,591

 Interfund transfers increase
  (decrease)                           108,185       (96,607)           --          --     (10,817)        (761)            --

Net assets available for plan
 benefits:
 Beginning of year                  12,024,356     3,646,720            --     291,363      188,996        9,631    16,161,066
                                   -----------    ----------    ----------    --------    ---------     --------   -----------

 End of year                       $12,463,553    $3,967,194            --    $286,944     $176,349     $  8,617   $16,902,657
                                   ===========    ==========    ==========    ========    =========     ========   ===========


The Ketema Savings and
Investment Plan

Notes to Financial Statements                                            Page 12
- - - - - --------------------------------------------------------------------------------

Statement of Changes in Net Assets Available for Plan Assets By Fund

Year ended December 31, 1991:

                                                                                              Ametek    Ketema
                                               Fixed       Equity/   Balanced/     Life       Common    Common
                                               Income      Windsor   Wellington  Insurance     Stock     Stock
                                               Fund         Fund        Fund     Contracts     Fund      Fund       Total
                                            -----------  ----------  ----------  ----------  --------- --------   -----------
Net assets were provided by:
  Participant contributions                 $ 1,675,110  $  528,216          --    $ 57,869         --       --   $ 2,261,195
  Employer contributions                        216,951      61,243          --          --         --       --       278,194
  Interest and dividends                        938,176     392,638          --      36,505   $  9,715       --     1,377,034
  Net realized and unrealized
   gain on investments                               --     371,489          --          --     73,302  $ 2,001       446,792
                                            -----------  ----------  ----------  ----------  --------- --------   -----------
                                              2,830,237   1,353,586          --      94,374     83,017    2,001     4,363,215
                                            -----------  ----------  ----------  ----------  --------- --------   -----------


Net assets were used for:
  Withdrawals and terminations                1,090,726     298,435          --      28,864     22,370    2,662     1,443,057
  Insurance premiums                                 --          --          --      59,106         --       --        59,106
                                            -----------  ----------  ----------  ----------  --------- --------   -----------
                                              1,090,726     298,435          --      87,970     22,370    2,662     1,502,163
                                            -----------  ----------  ----------  ----------  --------- --------   -----------

   Net increase (decrease) in net assets      1,739,511   1,055,151          --       6,404     60,647     (661)    2,861,052

   Interfund transfers increase (decrease)      153,057    (132,539)         --          --    (19,273)  (1,245)           --

Net assets available for plan benefits;
   Beginning of year                         10,131,788   2,724,108          --     284,959    147,622   11,537    13,300,014
                                            -----------  ----------   ---------    --------   --------  -------   -----------

    End of year                             $12,024,356  $3,646,720          --    $291,363   $188,996  $ 9,631   $16,161,066
                                            ===========  ==========   =========    ========   ========  =======   ===========


                     THE KETEMA SAVINGS AND INVESTMENT PLAN

                            SUPPLEMENTARY SCHEDULES
                            -----------------------

The Ketema Savings and
Investment Plan

Schedule of Assets Held for Investment
Purposes as of December 31, 1993                                      Schedule I
- - - - - --------------------------------------------------------------------------------

                                                                        Current
    Custodian             Description of Investment         Cost         Value
- - - - - ----------------------    -------------------------      ----------   -----------

Connecticut Mutual Life      Guaranteed Investment
 Insurance Company             Contract #70723A            $537,123      $537,123

Bankers Trust Company        Guaranteed Investment
                               Contract #90-012           1,122,443     1,122,443

Prudential Insurance         Guaranteed Investment
 Company                       Contract #7338             5,036,472     5,036,472

Provident National           Guaranteed Investment
 Assurance Company             Contract #027-05549        2,390,088     2,390,088

Metropolitan Life            Guaranteed Investment
 Insurance Company             Contract #12441            2,524,812     2,524,812
                                                         -----------   -----------

                                Total Guaranteed
                                Investment Contracts     11,610,938    11,610,938




Windsor Fund                 Open-end Mutual Fund         3,667,233     3,912,072

Wellington Fund              Open-end Mutual Fund           353,913       351,864

First Colony Life
 Insurance Company           Life Insurance Polices         251,100       251,100

Ametek, Inc.                 Common Stock $1 par             77,539        73,529

Ketema, Inc.                 Common Stock $1 par             28,525        27,247

Chemical Bank                Commingled Short Term
                               Investment Fund               85,970        85,970
                                                         -----------   -----------

                                Total Investments       $16,075,218   $16,312,720
                                                         ===========   ===========


The Ketema Savings and
Investment Plan

Schedule of Reportable Transactions for the
Year Ended December 31, 1993                                         Schedule II
- - - - - --------------------------------------------------------------------------------

Category (i)

Individual transactions in excess of 5% of plan assets:

                                                                            Current Value
                                                                              of Asset
Identity of Party Involved &        Purchase      Selling      Cost of       on Date of      Net Gain
Description of Asset                 Price         Price        Asset        Transaction      (Loss)
- - - - - ------------------------------    ----------    ----------    ----------     -----------     ---------

Commingled Short Term
  Investment Fund                 $1,946,270            --            --      $1,946,270          --

Commingled Short Term
  Investment Fund                         --    $1,536,874    $1,536,874      $1,536,874          --

Bankers Trust GIC #90-012                 --    $1,192,498    $1,192,498      $1,192,498          --

Provident Natl Assurance Co
  SIC #027-055849                 $1,836,186            --            --      $1,836,186          --


Category (iii)

Series of securities transactions in excess of 5% of plan assets:
- - - - - -----------------------------------------------------------------

                                                                            Current Value
                                                                              of Asset
Identity of Party Involved &        Purchase      Selling      Cost of       on Date of      Net Gain
Description of Asset                 Price         Price        Asset        Transaction      (Loss)
- - - - - ------------------------------    ----------    ----------    ----------     -----------     ---------
Commingled Short Term
  Investment Fund                       --      $3,805,411    $3,805,411     $3,805,411           --

Bankers Trust
  GIC #90-012                           --      $1,501,480    $1,501,480     $1,501,480           --

Metropolitan Life Insurance Co
  GAC #12441                            --      $1,018,733    $1,018,733     $1,018,733           --

Prudential Insurance Co
  GA #7338-211                          --      $  909,137    $  909,137     $  909,137           --

Provident Natl Assurance Co
  GIC #027-05549                        --      $  115,963    $  115,963     $  115,963           --

Windsor                                 --      $  641,947    $  570,516     $  641,947        $71,431


The Ketema Savings and
Investment Plan

Schedule of Reportable Transactions for the
Year Ended December 31, 1993                                         Schedule II
- - - - - --------------------------------------------------------------------------------

Category (iii)

Series of securities transactions in excess of 5% of plan assets:  (cont.)
- - - - - --------------------------------------------------------------------------

                                                                            Current Value
                                                                              of Asset
Identity of Party Involved &        Purchase      Selling      Cost of       on Date of      Net Gain
Description of Asset                 Price         Price        Asset        Transaction      (Loss)
- - - - - ------------------------------    ----------    ----------    ----------     -----------     ---------

Commingled Short Term
  Investment Fund                  $3,861,963          --            --       $3,861,963           --

Bankers Trust
  GIC #497920012                   $  165,606          --            --       $  165,606           --

Metropolitan Life Insurance Co
  GAC #12441                       $  222,649          --            --       $  222,649           --

Prudential Insurance Co
  GA #7338-211                     $1,224,253          --            --       $1,224,253           --

Provident Natl Assurance Co
  GIC #027-05549                   $2,506,051          --            --       $2,506,051           --

Windsor Fund                       $  544,037          --            --       $  544,037           --

There were no Category (ii) or (iv) Reportable Transactions
- - - - - -----------------------------------------------------------

                                   SIGNATURES


  Pursuant to the requirements of the Securities Exchange Act of 1934, the administrators of the plan have duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

                     THE KETEMA SAVINGS AND INVESTMENT PLAN
                     --------------------------------------
                                 (Name of Plan)


                              By:   /s/ Thomas A. Sims
                                   --------------------------------
                                   Thomas A. Sims
                                   Vice President - Human Resources
                                   (Duly authorized signer)



June 22, 1994

                        Consent of Independent Auditors


We consent to the incorporation by reference in the Registration Statement (Form S-8) and related Prospectus pertaining to the Ketema Savings and Investmant Plan of our report dated June 22, 1994, with respect to the financial statements and schedules of the Ketema Savings and Investment Plan included in this Annual Report (Form 11-K) for the year ended December 31, 1993.



                                                   /s/ Ernst & Young
                                                   ERNST & YOUNG




     Denver, Colorado
     June 22, 1994